UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PASW, Inc

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

693153108

(CUSIP Number)

Kendall Larsen

5615 Scotts Valley Drive, Suite 110,

Scotts Valley, California  95066

(831) 438-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 693153108
1.	Names of Reporting Persons. Gregory H. Bailey
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO/PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,921,969
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,921,969
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,921,969
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 8.463% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN

EXPLANATORY NOTE

Beginning on the date this Schedule 13D (the “Schedule 13D”) is filed with the Securities and Exchange Commission (the “Commission”) on behalf of Gregory Bailey (the “Reporting Person”), and continuing thereafter until the date on which any further amendment or supplement, as applicable, with respect to this Schedule 13D shall be filed with the Commission on behalf of the Reporting Person, all references to the Schedule 13D shall hereafter be deemed to refer to this Schedule 13D, as such may be hereafter amended or supplemented, as applicable. Disclosure in any Item of this Schedule 13D of any information shall be deemed to be adequate disclosure of such information with respect to all Items of this Schedule 13D calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such Items to the extent that it is reasonably apparent that such disclosure is applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of PASW, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is c/o PASW, Inc., 5615 Scotts Valley Drive, Suite 110,   Scotts Valley, CA 95066.

Item 2. Identity and Background

(a)

The name of the Reporting Person is Gregory Bailey.

(b)

The business address of the Reporting Person is c/o Kendall Larsen, President and Chief Executive Officer, PASW, Inc., 5615 Scotts Valley Drive, Suite 110, Scotts Valley, CA 95066.

(c)

The present principal occupation of the Reporting Person is Managing Partner of Palantir Group Inc.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)

The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the disclosure provided in Item 4, Item 5 and Item 7 of this Schedule 13D; and such disclosure provided therein is, to the extent applicable to this Item, incorporated by reference into this Item.

Item 4. Purpose of Transaction

On July 12, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, VirnetX Acquisition, Inc., a wholly owned subsidiary of the Issuer (the “Merger Sub”), and VirnetX, Inc. (the “Acquired Company”), providing for the merger of the Merger Sub with and into the Acquired Company, and pursuant to which the Acquired Company became the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, among other things, all the securities of the Acquired Company (the “Acquired Company Securities”) were converted into securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 7,921,969, which represents beneficial ownership of the Reporting Person of approximately 8.463% of the Common Stock.

(b)

The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 7,921,969 shares of Common Stock beneficially owned by the Reporting Person.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Reference is made to the disclosure provided in Item 4, Item 5 and Item 7 of this

Schedule 13D, and such disclosure provided therein is, to the extent applicable, hereby incorporated by reference into this Item.

Item 7. Material to Be Filed as Exhibits

Number

Description

99.1

Power of Attorney on behalf of Gregory Bailey dated as of July 13, 2007

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 2007

/s/Gregory H. Bailey

Kendall Larsen,

Attorney-in-Fact

for Gregory H. Bailey

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